Mail Stop 6010

February 15, 2008

Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406

> **Re:** **Universal Health Services, Inc.**
> **Definitive Proxy Statement**
> **Filed April 20, 2007**
> **File No. 001-10765**

Dear Mr. Filton:

We have reviewed your response letter dated January 31, 2008 to our comment letter dated January 18, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the divisional and regional performance criteria referred to in your response to comment 2. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing, and we do not have any further comments on your executive compensation and other related disclosure at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney